UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company" or “ZIM”) hereby announces the following changes and updates in its senior management:

(1)          After ten years with ZIM, including the past five years as EVP Cross Suez and Atlantic Trades, Mr. Rani Ben Yehuda informed the Company of his desire to retire from the Company. Mr. Ben Yehuda will be succeeded by Mr. Assaf Tiran. Mr. Tiran, who currently serves as ZIM’s VP Global Customer Service, will be promoted to EVP Cross Suez and Atlantic Trades.
(2)          Ms. Karin Schweitzer has been appointed as ZIM’s VP Global Customer Service, replacing Mr. Tiran.
(3)          Mr. Nir Avni has been appointed as VP Medium & Small Countries, replacing Ms. Hani Kalinski who will be assuming the role of EVP Transpacific Trade, as previously announced.
(4)          Two members of ZIM’s senior management, Ms. Yael Livnat, VP Network Development & Cooperation, and Mr. Yair Teitelbaum, VP Global Sales, will be promoted to EVPs in recognition of their efforts and successful service as members of the Company’s management team.

All the foregoing appointments and promotions will become effective during the coming weeks.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: June 28, 2022